Praxair, Inc.

EXHIBIT 1.01

Praxair, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

Praxair, Inc. (together with its consolidated subsidiaries, “Praxair”, “Company”, “we” or “our”) is filing this Conflict Minerals Report (“CMR”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934.
In August 2012, the Securities and Exchange Commission (“SEC”) approved final rules to implement the requirements of Section 1502 (“Conflict Minerals Provision”) of the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Conflict Minerals Provision of the Dodd-Frank Act imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products that contain “conflict minerals” which are necessary to the functionality or production of those products (“necessary conflict minerals”). Conflict minerals are generally defined under the Conflict Minerals Provision as tin, tantalum, tungsten, and gold (commonly referred to as 3TG).
If a registrant can establish that its necessary conflict minerals originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively the “Covered Countries”), or from recycled or scrap sources, registrants are required to submit only a Form SD which describes the reasonable country of origin inquiry (“RCOI”) completed. The term “adjoining country” is defined to include Angola, Burundi, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.
Further, if a registrant has reason to believe that any of the necessary conflict minerals may have originated in the Covered Countries and did not come from recycled or scrap sources, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the source and chain of custody of its conflict minerals. In this case, the registrant must also annually submit a CMR to the SEC that includes a description of those due diligence measures, unless as a result of the due diligence, the registrant determines its conflict materials did not originate in the Covered Countries or did come from recycled or scrap sources.
1.Business and Product Overview
Praxair is one of the largest industrial gases companies worldwide and the largest in North and South America. Praxair produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to a diverse group of industries, including aerospace, chemicals, electronics, energy, food and beverage, healthcare, manufacturing and metals. For the year ended December 31, 2013, Praxair’s industrial gases business generated 95% of consolidated sales and its surface technologies business, operated through Praxair Surface Technologies, Inc., generated the remaining 5% of consolidated sales.
•Industrial Gases: Praxair’s primary industrial gases products are atmospheric gases (oxygen, nitrogen, argon, and rare gases) and process gases (carbon dioxide, helium, hydrogen, semiconductor process gases, and acetylene). There are no conflict minerals included in these products. Praxair also distributes hardgoods and welding equipment purchased from independent manufactures for resale. Resale products are not within the scope of the Conflict Minerals Provision. Finally, Praxair sells (i) sputtering targets that are used by certain customers in the production of semiconductors which either contain or may contain tantalum, tin, tungsten and/or gold, and (ii) certain equipment related to its gases business where it has influence or control over the manufacturing or assembly process where tin and/or gold may be present in component parts used in the production. These products that either contain or may contain necessary conflict minerals represent less than 4% of Praxair’s 2013 consolidated sales.
•Surface Technologies: Praxair’s surface technologies business supplies wear-resistant and high-temperature corrosion-resistant metallic and ceramic coatings and powders. Praxair has determined that certain coating processes either contain or may contain tantalum, tungsten and/or gold.
In summary, Praxair has determined that less than 9% of its 2013 consolidated sales relate to products that Praxair manufactures or contracts to manufacture and that may contain necessary conflict minerals.

Refer to our 2013 Annual Report on Form 10-K, Part I, Item 1 Business for further details about the Company’s business.
2.Country of Origin Determination
Framework
Praxair’s process has been designed to conform, in all material respects, with the framework set forth in the Organisation for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten.
Management Systems
Conflict Minerals Policy
Praxair has adopted a Conflict Materials Supply Policy. This policy is available on our website at http://www.praxair.com/our-company/corporate-responsibility/policies/conflict-free-materials-policy.
Internal Team
Praxair established an internal management team comprised of executive level and business unit representation. This team is responsible for implementing Praxair’s conflict minerals compliance strategy and is led by a senior manager within our procurement organization.
Control Systems
Due to the complexities of the mining process, Praxair must rely on sourcing information provided by our suppliers. To validate this sourcing information, the Company participates in industry-wide initiatives such as the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiatives (“EICC-GeSI”). Praxair’s Standards of Business Integrity policy outlines expected behaviors for all directors, officers, employees and representatives of the Company; and its Supplier Expectations statement sets forth Praxair’s supplier expectations. Praxair expects its business dealings with suppliers and contractors to be based on fairness, honesty, lawfulness, safety, environmental stewardship and social consciousness, including respect for human rights. New suppliers are subjected to a supplier qualification process.
Supplier Engagement
Praxair contacted suppliers from whom we believe we may have purchased necessary conflict minerals. These suppliers were notified that Praxair is subject to Section 1502 of the Dodd-Frank Act, and that we expected their cooperation in our RCOI process.
Grievance Mechanism
The Company’s external website allows both internal and external parties to report suspected violations of Company policies, anonymously if desired.
Maintain Records
Praxair retains conflict minerals program documentation in accordance with its existing corporate retention policy and procedures, which complies with the OECD framework.
Identify, Assess and Respond to Risks in the Supply Chain
Praxair’s first step in the RCOI process was to review its worldwide purchases to identify product lines where necessary conflict minerals may be used. After analyzing various approaches and consulting with others, Praxair decided to use a “parts-centric approach” to identify products that may contain necessary conflict minerals by reference to product bills of material or engineering specifications, and by engaging internal business experts.
The Company determined the country of origin of its purchased necessary conflict minerals by conducting supply-chain surveys with suppliers we identified primarily using the EICC/GeSI Conflict Minerals Reporting Template as a guide. This template facilitates disclosure and communication of information regarding smelters that provide material to our suppliers and includes questions regarding the origin of conflict minerals included in their products sold to Praxair, as well as supplier due diligence.
Supplier Surveys
For the sputtering target and surface technologies businesses, Praxair sent surveys to 56 suppliers, which we believe may have supplied necessary conflict minerals. Of these 56 suppliers surveyed, 53 responded. The responses were reviewed for various items including inconsistencies within the data reported (“red flags”). The Company had follow-up communication with the suppliers, as appropriate, to resolve any inconsistencies and obtain adequate documentation. For suppliers that provided smelter information, the names were cross referenced against the list of smelters in the Conflict Free Smelter Program.
Equipment sales in support of our gases business represented less than 0.5% of Praxair’s consolidated sales in 2013. Related to the production of this equipment, the Company has identified an additional 102 suppliers which we believe may supply parts that contain necessary conflict minerals. We have sent surveys to these suppliers and are currently in the process of reviewing responses.
3.Due Diligence
From the RCOI process, three suppliers did not respond to the survey. Additional due diligence was conducted for these suppliers; but results were inconclusive. However, we have no reason to believe that they sourced any necessary conflict minerals from the Covered Countries or that did not come from recycled or scrap sources. Subsequently, Praxair terminated two of these supply arrangements. The supply arrangement with the third supplier remains in effect and Praxair will continue to monitor the supplier’s due diligence efforts.
4.Filing Status
Praxair was unable to determine the origin of necessary conflict minerals that may have been sourced from the three suppliers described above, or that may be contained in component parts used in the production of certain equipment that is sold in support of its gases business as we are currently conducting surveys and reviewing responses. Therefore, Praxair determined that it had products that are “DRC conflict undeterminable” for 2013 and Praxair is required to issue this CMR.
5.Continual Improvement Efforts
We will continue our due diligence to further mitigate any risk that necessary conflict minerals in our products could benefit armed groups in the Covered Countries. These efforts include the following steps:
a)Praxair is continuing efforts to identify the origin of any necessary conflict minerals that may be contained in component parts used in the production of equipment. To accomplish this, we are in the process of conducting due diligence directly with suppliers of component parts used in our equipment sales.
b)Praxair is currently developing compliance clauses to be included in purchase contracts and purchase orders requiring compliance with our Conflict Minerals Supply Policy.
c)Praxair is working to fully and completely document our due diligence process.
d)Praxair is currently revising its supplier qualification processes to include representations as to whether new suppliers’ products contain conflict minerals.
6.Independent Audit
Praxair is not required to obtain an independent private sector audit of this CMR for 2013 because Praxair’s relevant products are identified to be “DRC conflict undeterminable” following the due diligence process discussed above.

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